Exhibit (a)(5)(W)

The following are excerpts from the transcript of the conference call held by ON Semiconductor Corporation on August 8, 2016, regarding the financial performance of ON Semiconductor Corporation for the quarter ended July 1, 2016, which excerpts relate to the pending acquisition of Fairchild Semiconductor International, Inc.:

Bernard Gutmann - ON Semiconductor Corporation - CFO

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GAAP net income for the second quarter was $0.06 per diluted share. Excluding the impact of amortization of intangibles and restructuring, pre-funding interest related to our acquisition of Fairchild, and others special items, non-GAAP net income for the second quarter was $0.21 per diluted share.

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Operating cash flow for the second quarter was approximately $104 million as compared to approximately $115 million in the first quarter. Operating cash flow for the second quarter was impacted by approximately $24 million due to interest expense related to pre-funding of Fairchild transaction. Excluding the $24 million interest expense related to pre-funding of Fairchild transaction, our operating cash book flow would’ve been up approximately $13 million over the first quarter.

We also placed approximately $68 million in escrow to cover a few items related to pre-funding of the Fairchild transaction. This amount will be returned to us at the time of close of the transaction. During the second quarter we spent approximately $52 million of cash for the purchase of capital equipment, and used approximately $28 million for the repayment of long-term debt and capital leases.

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Keith Jackson - ON Semiconductor Corporation - President and CEO

Thanks, Bernard. I will start with an update on our acquisition of Fairchild Semiconductor and then I will provide commentary on current business trends and on various end markets.

Based on the feedback from various regulatory agencies, we expect to close the Fairchild transaction around the end of the current month. We are working to obtain the last of necessary approvals in the US and China, and we will provide updates as further events unfold. I must also caution that despite our confidence in closing the Fairchild transaction this month, events outside of our control could result in unanticipated delay.

The ongoing consolidation in the semiconductor industry has further validated the strategic and financial rationale driving our acquisition of Fairchild. The acquisition of Fairchild adds highly complementary products and capabilities to our portfolio, and enables us to deliver compelling value to our customers, shareholders and employees.

Teams from the two companies have been busy planning for integration. Our preparations are further confirming the financial and strategic rationale for the acquisition. As a result, we believe that we will be able to meet or exceed the financial targets we provided to the investment community at the time of the announcement of the acquisition. We plan to provide further updates on the financial and strategic impact of the acquisition immediately after the close of the transaction this month.

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Bernard Gutmann - ON Semiconductor Corporation - CFO

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We expect total non-GAAP operating expenses of approximately $200 million to $210 million. We anticipate GAAP net interest expense and other expenses will be approximately $31.5 million to $41.5 million for the third quarter of 2016, which include non-cash interest expense and pre-acquisition interest expense of approximately $22 million to $29 million. GAAP net interest expense includes interest related to the pre-funding of acquisition of Fairchild Semiconductor. We anticipate our non-GAAP net interest expense and other expenses will be approximately $9.5 million to $12.5 million.

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John Pitzer - Credit Suisse - Analyst

Good morning, guys. Thanks for letting me ask a question. Keith, my first question is, as I’m sure you saw this morning, that Fairchild also reported earnings, put up very strong revenue results. But the margin profile, I think, was a lot weaker than a lot of us were expecting — gross margins down sequentially versus expectations — for them to be up.

I’m wondering, since they don’t have a conference call, can you give us some insights relative to the work you’ve done through your integration team exactly what’s going on? And should I view this margin profile as Fairchild just really trying to clean themselves up before you take receipt of the asset? Or how should I think about that?

Keith Jackson - ON Semiconductor Corporation - President and CEO

I can’t share specifics on them since we’re not closed the transaction yet. But I would not anticipate the margin profile that you see as a continuing expectation. I think they will bounce back nicely in the near future.

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Bernard Gutmann - ON Semiconductor Corporation - CFO

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Leverage on operating expenses we should still see there. We had a few things in the second quarter that contributed to OpEx being higher. Some of it was, indeed, the fact that we had taken some temporary measures to offset cost in the fourth and first quarter, which now we went back to normal levels. We also had a few expenses associated with the Fairchild transactions that we did not pro forma out that are contributing to that level.

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Chris Danely - Citigroup - Analyst

Great. And then my follow-up relates to the Fairchild acquisition. It looks like an NXP is going to spin out their standard products business. Do you anticipate any impact, good or bad, to your business/the Fairchild business?

Keith Jackson - ON Semiconductor Corporation - President and CEO

Not significant. Basically the NXP business does not match the Fairchild profile to a high degree, so really not expecting much of a change there.

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Chris Caso - CLSA - Analyst

Thank you, good morning. Keith, wonder if you could just go through what would be the remaining milestones for the Fairchild deal closing, and your conviction in getting there, as you currently expect, by the end of the month. In addition, the Fairchild update this morning talked about likelihood of selling their ignition IGBT business. Is this a requirement for closure of sale?

Keith Jackson - ON Semiconductor Corporation - President and CEO

On the closing milestones, we’ve been in communication with the FTC and had quite a few exchanges there. We believe that we are in a situation where we are going to have satisfactory conditions to close here shortly. The Commissioners still have to vote on that but we’re not anticipating further issues. The ignition IGBT business that was referred to is actually ON Semi’s ignition IGBT business that is being sold. And we do expect that also to be closing shortly as part of the Fairchild merger deal.

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Vijay Rakesh - Mizuho Securities - Analyst

All right. And as part of your Fairchild acquisition do you expect any fab consolidation, both for you or for the combined? Thanks.

Keith Jackson - ON Semiconductor Corporation - President and CEO

We will give more details on that after we close the transaction. But over the longer term we will continue to reduce our footprint into larger, more efficient factories.

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Ian Ing - MKM Partners - Analyst

Thank you. It looks like we’ll get an update on the magnitude of financial targets once you close the acquisition. But my question is, given you’ve got more time to prepare, should we expect any changes on the pace of synergies over the next 18 months once the deal closes?

Bernard Gutmann - ON Semiconductor Corporation – CFO

In general terms, we feel very optimistic about achieving or exceeding those targets. We have basically stated that we will get exiting velocity of about 50% of those synergies after six months, and that still is in our plans. And the completion of the rest within the next 12 months.

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Mark Lipacis - Jefferies LLC - Analyst

Hi. Thanks for taking my question. Keith, I think over the past 10 years of M&A, I believe you’ve been articulating the view that the markets had still been too fragmented to buck the normal quarterly ASP pressures that you guys have reported over time. I’m wondering if you thought that, with the Fairchild acquisition, does the industry get concentrated enough to the point where you’re in a position to start resisting some of those downward ASP pressures. That’s all I had. Thank you.

Keith Jackson - ON Semiconductor Corporation - President and CEO

I wish I could say that. It’s really got a lot more consolidation to go before the supplier side of it, the semiconductor side, has enough strength against a very consolidated customer base.

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Harsh Kumar - Stephens Inc. - Analyst

Got it. And for my follow-up, would you remind us, assuming you close the deal in about the end of the month, when would you start to expect the synergies? Is it mostly OpEx? And then your commentary suggested you’re talking about meeting or exceeding those. Have you seen something new, perhaps, that you can share with us?

Keith Jackson - ON Semiconductor Corporation - President and CEO

The answer is they will start showing up in the fourth quarter. I think, as we’ve planned and spent more time there, we’ve confirmed what we expected, and we now have solid plans in place for execution. So, we’ve got high confidence as opposed to new discoveries.

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Shawn Harrison - Longbow Research - Analyst

Good morning. Two questions on interest expense. Number one, do you have an updated number in terms of what you anticipate the interest expense will be for the debt associated with Fairchild? And, then, also, is it safe to assume that you’re still planning on the debt to be put to you in November and that you would retire that debt?

Bernard Gutmann - ON Semiconductor Corporation - CFO

For the Fairchild debt, we have a term loan B for $2.2 billion at LIBOR plus 4.50, with a LIBOR floor of 75 basis points. And we will also draw $200 million on our revolver at a slightly better interest rate. And, yes, the current plan is to retire, convert them when it becomes due in December.

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Craig Hettenbach - Morgan Stanley - Analyst

Got it. And then just a follow-up for Bernard on inventory. If I look at 120 days within your 110 to 120 target, will Fairchild influence that in terms of, as you bring that mix of business on, and the type of inventory you guys would like to hold?

Bernard Gutmann - ON Semiconductor Corporation - CFO

In general terms I expect the model will not change drastically. They have been reducing their inventories over the last couple of quarters in a nice way. So they are going to be aligned or slightly lower than our numbers. But in general terms, obviously we will look at from the synergistic point of view if there’s opportunity to take inventories out we will do that. But I don’t expect it to meaningfully change our model.

Cautions regarding Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include, but are not limited to, statements related to the expiration of the tender offer by ON Semiconductor Corporation (“ON Semiconductor”) to purchase all of the outstanding shares of common stock of Fairchild Semiconductor International Inc. (“Fairchild”) for $20.00 per share in cash (the “Offer”). These forward-looking statements are based on information available to us as of the date of this document and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. In particular, such risks and uncertainties include, but are not limited to: the risk that one or more closing conditions to the Offer may not be satisfied or waived, on a timely basis or otherwise; the unsuccessful completion of the Offer; the risk that the transaction with Fairchild does not close when anticipated, or at all, including the risk that the requisite regulatory approvals may not be obtained; matters arising in connection with ON Semiconductor’s and Fairchild’s efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the Offer; there may be a material adverse change of us or Fairchild or our respective businesses may suffer as a result of uncertainty surrounding the transaction; the transaction may involve unexpected costs, liabilities or delays;

difficulties encountered in integrating Fairchild, including the potentially accretive benefits and synergies; failure to achieve the anticipated results of the transactions; and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON Semiconductor’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON Semiconductor’s filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are as of the date hereof and should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made. For additional information, visit ON Semiconductor’s corporate website, www.onsemi.com, or for official filings visit the SEC website, www.sec.gov.

Notice to Investors

This document is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO filed by ON Semiconductor with the SEC on December 4, 2015. Fairchild filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer on December 4, 2015. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT, INCLUDING IN EACH CASE ANY AMENDMENTS OR SUPPLEMENTS THERETO, CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF FAIRCHILD COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF FAIRCHILD COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are being made available to all holders of shares of Fairchild common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available at no charge on the SEC’s website at www.sec.gov.